Exhibit 3.188

ARTICLES OF INCORPORATION

OF

SOUTHWEST AMBULANCE AND RESCUE OF ARIZONA, INC

Article 1. The name of the corporation shall be Southwest Ambulance and Rescue of Arizona, Inc. (the “Corporation”).

Article 2. The purpose for which the Corporation is organized is the transaction of any and all lawful business for which corporations may be incorporated under the Arizona Business Corporation Act, as it may be amended from time to time (the “Business Corporation Act”).

Article 3. The character of business that the Corporation initially intends to conduct in the State of Arizona is ambulance transportation and emergency medical services, and all manner of activity related thereto.

Article 4. The Corporation shall have authority to issue One Thousand (1,000) shares of common stock, par value One Cent ($.01) per share.

Article 5. The name and street address of the initial statutory agent of the Corporation are CT Corporation System, 3225 North Central Avenue, Phoenix, Arizona 85012.

Article 6. The initial street address of the known place of business for the Corporation is 222 East Main Street, Mesa, Arizona 85201.

Article 7. The initial board of directors shall consist of two (2) members. The number of directors may be increased or decreased from time to time as set forth in the bylaws of the Corporation. The names and addresses of the persons who are to serve as the members of the initial board of directors until their successors are elected and qualified or until their earlier resignation or removal are:

Name	Address
John B. Furman	8401 East Indian School Road Scottsdale, Arizona 85251

Mark E. Liebner	8401 East Indian School Road Scottsdale, Arizona 85251

Article 8. The personal liability of any director of the Corporation to the Corporation or its shareholders for money damages for any action taken or any failure to take any action as a director is hereby eliminated to the fullest extent allowed by law.

Article 9. The Corporation shall indemnify, and advance expenses to, to the fullest extent allowed by the Business Corporation Act, any person, who incurs liability or expense by reason of such person acting as a director of the Corporation. This indemnification with respect to directors shall be mandatory, subject to the requirements of the Business Corporation Act, in all circumstances in which indemnification is permitted by the Business Corporation Act. In addition, the Corporation may, in its sole discretion, indemnify, and advance expenses to, to the fullest extent allowed by the Business Corporation Act, any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of the Corporation, except where indemnification is mandatory pursuant to the Business Corporation Act, in which case the Corporation shall indemnify to the fullest extent required by the Business Corporation Act.

Article 10. The names and positions of the persons who are to serve as the initial officers of the Corporation, until their successors are duly elected and qualified or until their earlier resignation or removal are:

Name	Office
Jack Brucker	President

Mark E. Liebner	Vice President

Dean P. Hoffman	Vice President and Assistant Treasurer

Steven M. Lee	Secretary

William R. Crowell	Treasurer and Assistant Secretary

Steven M. Faggella	Assistant Secretary

Article 11. The name and address of the sole Incorporator of the Corporation is Steven M. Lee, 8401 East Indian School Road, Scottsdale, Arizona 85251. All powers, duties and responsibilities of the sole incorporator shall cease at the time of delivery of these Articles of Incorporation to the Arizona Corporation Commission.

Dated: September 14, 1998.

Steven M. Lee, Incorporator

The undersigned, having been designated to act as statutory agent, hereby consents to act in that capacity until removed or resignation is submitted in accordance with the Arizona Revised Statutes.

CT Corporation System

By:
Name:	Vickie M. Prince
Its:	Assistant Secretary